UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2023

Commission File Number: 001-39992

Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”) of Immunocore Holdings plc (the “Company”), excluding Exhibits 99.1 and 99.2 attached hereto, shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3ASR (File No. 333-264105) and the Company’s registration statements on Form S-8 (File Nos. 333-255182 and 333-265000) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits 99.1 and 99.2 to this Report are being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Press Release

On February 22, 2023, the Company issued a press release announcing its presentation at the 30th Conference on Retroviruses and Opportunistic Infections (“CROI 2023”) of initial safety and activity data from the Phase 1 portion of the Company’s Phase 1/2 clinical trial of IMC-M113V, a bispecific soluble TCR therapy built on the Company’s ImmTAX® technology which is being developed for the treatment of people living with human immunodeficiency virus (“PLWH”). A copy of the press release is furnished as Exhibit 99.1 to this Report.

Initial Phase 1 Data of IMC-M113V STRIVE Trial Presented at the CROI 2023 Conference

The Company announced initial Phase 1 data from its first-in-human, Phase 1/2 clinical trial of IMC-M113V, which is referred to as the IMC-C103C-101 trial. The initial data was presented at CROI 2023. IMC-M113V is a new class of bispecific protein immunotherapy being developed for the treatment of patients with human immunodeficiency virus (“HIV”) infection. The trial is designed to identify a safe and biologically active dose in HLA-A*02:01 positive PLWH receiving suppressive antiretroviral therapy for less than or equal to seven years. The secondary objectives of the trial are to characterize pharmacokinetic (“PK”) and pharmacodynamic (“PD”) profiles, including serum cytokines (IL2, IL6, IL8, IL10, IFNγ, TNFα, and IP10) pre- and less than or equal to 24 hours post-dosing. A greater than four-fold rise in IL6 was prespecified as indicative of PD activity.

In the single ascending dose (SAD) portion of the Phase 1 clinical trial, three dose levels of IMC-M113V, given as a single IV infusion, were evaluated: a starting dose of 1.6 mcg, based on the minimum anticipated biological effect level (n=1), 5 mcg (n=1) and 15 mcg (n=10). All doses were observed to be well tolerated. There were no serious adverse events observed, nor any significant changes in hematology or chemistry. There were also no reports of cytokine release syndrome or neurotoxicity.

Plasma viral load remained suppressed throughout trial dosing and follow-up. In addition, transient, dose-dependent increases in serum IL6 occurred eight-24 hours post-infusion. Five out of the ten participants in the trial who received the 15-mcg dose showed a greater than 4-fold rise in IL6, which had been prespecified as indicative of pharmacodynamic activity based on prior experience from clinical trials with the Company’s approved product, KIMMTRAK (tebentafusp).

Patient enrollment in the multiple ascending dose (MAD) portion of the trial has started, and the Company plans to enroll up to 28 participants with PLWH.

Also on February 22, 2023, the Company updated its corporate presentation with the slides reflecting the data presented at CROI 2023. The updated corporate presentation is available in the “Investors/Media” section of the Company’s website at www.immunocore.com. The Company intends to use this presentation in meetings with analysts, investors and others from time to time. A copy of the new slides added to the corporate presentation is being furnished as Exhibit 99.2 to this Report.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding the safety, efficacy and clinical progress of IMC-M113V; and the clinical development of IMC-M113V, including the anticipated timing, anticipated patient enrollment, trial outcomes, expectations regarding the data that is being presented and the expected timing of data releases and development. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “expect,” “estimate,” “seek,” “predict,” “future,” “project,” “potential,” “continue,” “target” and similar words or expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this Report are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this Report, including, without limitation, risks associated with: the risk that the results of preclinical studies and early results from clinical trials may not be predictive of future clinical trial results; the impact of worsening macroeconomic conditions and the ongoing and evolving COVID-19 pandemic, the war in Ukraine or global geopolitical tension on the Company’s business, strategy and anticipated milestones, including the Company’s ability to conduct ongoing and planned clinical trials; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s ability to obtain clinical supply of current or future product candidates or commercial supply of KIMMTRAK or any future approved products, including as a result of supply chain disruptions; the Company’s ability and plans to launch, market and sell KIMMTRAK or any future approved products, to continue to establish and expand a commercial infrastructure; the Company’s ability to successfully expand the approved indications for KIMMTRAK, or obtain marketing approval for KIMMTRAK in additional geographies in the future; the delay of any current or planned clinical trials, whether due to the COVID pandemic, patient enrollment delays or otherwise; unexpected safety or efficacy data observed during preclinical studies or clinical trials and the Company’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; competition with respect to market opportunities; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or future regulatory approval; the Company’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; the Company’s need for and ability to obtain additional funding on favorable terms or at all, including as a result of worsening macroeconomic conditions such as rising inflation and interest rates, volatility in the capital markets and related market uncertainty; and the success of the Company’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled “Risk Factors” in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F, as supplemented by its most recent filings that the Company has made or may make with the SEC in the future. Such risks may be amplified by the COVID-19 pandemic and its potential impact on the Company’s business and the overall global economy. Any forward-looking statements represent the Company’s views only as of the date of this Report and should not be relied upon as representing its views as of any subsequent date. The Company does not assume any obligation to update any forward-looking statements, except as may be required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated February 22, 2023.

99.2	Slides Added to Corporate Presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date: February 22, 2023	By:	/s/ Bahija Jallal, Ph.D.
		Name:	Bahija Jallal, Ph.D.
		Title:	Chief Executive Officer